City of Buenos Aires, February 28, 2018

Jennifer Thompson

Accounting Branch Chief

Office of Consumer Products

Securities and Exchage Commission

100 F Street, NE

Washington, DC 20549

United States of America

Re: Pampa Energy Inc. (“Pampa”)

Form 20-F for the Fiscal Year Ended December 31, 2016

Response Dated February 9, 2018

File No. 1-34429

Dear Ms. Thompson:

Reference is made to your letter dated February 15, 2018, related to the above-referenced Form 20-F (the “Letter”).  In this sense, please note that we expect to provide you with a response to the Letter by Friday, March 16, 2018.

Sincerely,

By: /s/ Ricardo Alejandro Torres

Name: Ricardo Alejandro Torres

Title: Chief Financial Officer